EXHIBIT 99.1

Wowo Limited Reports Second Quarter 2015 Unaudited Financial Results

BEIJING, China, February 29, 2016 – Wowo Limited (the “Company” or “JM WOWO”) (NASDAQ: WOWO), China’s leading B2B online e-commerce platform that provides integrated supply chain management services in the catering industry, today announced its unaudited financial results for the quarter ended June 30, 2015.

Mr. Maodong Xu (“Mr. Xu”), Co-Chairperson of the Company, commented, “We continued to build the foundations for future growth during the second quarter, highlighted by our acquisition of Join Me Group (HK) Investment Company Limited (“JMU”). By leveraging our experience and expertise in both the online and traditional industries, we believe we will be more cost effective and capture greater market opportunities ahead.”

Ms. Xiaoxia Zhu (“Ms. Zhu”), Co-Chairperson and Chief Executive Officer of the Company, commented, “We will continue our efforts to attract more offline merchants to our B2B online e-commerce platform, by improving the quality of our services provided to the purchasers and improving the quality of products offered by the suppliers, thereby strengthening our position as the leading B2B online e-commerce platform in the catering industry. We believe our strategy of modernizing the supply chain of the catering industry in China along with our consistent execution will enable JM WOWO to fulfill its vision of reshaping the industry by building a fair business ecosystem and creating long-term value for players in the industry.”

Second Quarter 2015 Financial Performance

Net revenues

In USD '000	2014Q2	%	2015Q2	%	YoY %
Storefront fees	2,625	39.2%	2,872	47.7%	9.4%
Commissions	4,073	60.8%	3,143	52.3%	-22.8%
Total net revenues*	6,698	100%	6,015	100%	-10.2%

*Please note that the net revenues for the second quarter of 2015 include the revenues from JMU generated after the acquisition of JMU, which were immaterial.

Total net revenues in the second quarter of 2015 were $6.0 million, $4,644 of which was contributed by JMU, as compared to $6.7 million in the same quarter of 2014. The decrease in total net revenues was primarily due to the decrease in net revenues from commissions as compared to the same quarter of 2014.

•	Net revenues from storefront fees increased by 9.4% to $2.9 million from $2.6 million in the same quarter of 2014. The increase in net revenues from storefront fees was primarily attributable to the Company’s strategic initiative to introduce upgraded products, which were well received during the second quarter of 2015 and further expanded the base of total merchant clients.

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•	Net revenues from commissions were $3.1 million as compared to $4.1 million in the same quarter of 2014. The decrease was primarily due to intensified competition in the group buying market and lower sales as a result of reduced investment in marketing.

Gross profit in the second quarter of 2015 decreased by 4.7% to $4.7 million from $5.0 million in the same quarter of 2014. Gross margin in the second quarter of 2015 increased to 78.6% from 74.1% in the same quarter of 2014. The increase of gross margin was attributable to the decrease in cost of revenues.

Total operating expenses in the second quarter of 2015 decreased by 0.7% to $19.8 million from $19.9 million in the same quarter of 2014. Operating expenses attributable to JMU in the second quarter of 2015 were approximately $350,000. The decrease in total operating expenses was primarily attributable to a combination of the decrease in marketing expenses and increase in selling, general and administrative expenses. Non-GAAP operating expenses in the second quarter of 2015 were $19.6 million, as compared to $15.3 million in the same quarter of 2014.

•	Marketing expenses in the second quarter of 2015 decreased by 70.3% to $0.9 million from $3.1 million in the same quarter of 2014. Non-GAAP marketing expenses decreased by 69.3% to $0.9 million from $3.1 million in the same quarter of 2014. The decrease in marketing expenses was primarily attributable to the lower investment in marketing activities.

•	Selling, general and administrative expenses in the second quarter of 2015 were $18.8 million as compared to $16.8 million in the same quarter of 2014. Non-GAAP selling, general and administrative expenses were $18.6 million in the second quarter of 2015, as compared to $12.3 million in the same quarter of 2014. The increase in selling, general and administrative expenses was primarily due to the increased number of employees and employee related expenses.

Loss from operations in the second quarter of 2015 was $15.0 million, which remained relatively unchanged when compared with the same quarter of 2014. Loss from operations attributable to JMU was approximately $600,000 in the second quarter of 2015. Non-GAAP loss from operations in the second quarter of 2015 increased to $14.9 million from $10.4 million in the same quarter of 2014. The increase in non-GAAP loss from operations was attributable to increased number of employees and employee related expenses in the second quarter of 2015.

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Income tax benefits in the second quarter of 2015 were approximately $125,000 as compared to zero in the same quarter of 2014. Non-GAAP income tax expenses in the second quarter of 2015 were approximately $12,000 as compared to zero in the same quarter of 2014.

Net loss attributable to the Company in the second quarter of 2015 decreased by 1.0% to $14.9 million from $15.0 million in the same quarter of 2014. Non-GAAP net loss attributable to the Company increased to $14.8 million from $10.4 million in the same quarter of 2014. Net loss per weighted average ADS (American depositary shares, each of which represents 18 ordinary shares of the Company) attributable to the Company’s ordinary shareholders was $0.33 in the second quarter of 2015 compared to $1.66 in the same quarter of 2014.

For the quarter ended June 30, 2015, the Company’s weighted average number of ADS used in computing loss per ADS was 45,316,999.

Goodwill as of the end of the second quarter of 2015 increased to $344.1 million from $7.5 million as of the end of the same quarter of 2014. The increase in goodwill was mainly attributable to goodwill related to the Wowo-JMU Combination (as defined below). Such goodwill was attributable to the synergies expected from the combined operations of the Company and JMU, the assembled workforce, JMU’s knowledge and experience surrounding B2B online e-commerce and the catering industry in China and the future development initiatives of the assembled workforce to enhance the Company’s business opportunities.

Currently the management believes that an impairment charge may need to be recorded as we test the goodwill as of December 31, 2015. For further discussions on the impairment of goodwill, see “Future Impairment of Goodwill” below.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP financial results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

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Our non-GAAP information (including non-GAAP marketing expense, selling, general and administrative expense, operating expenses, loss from operations, and net loss attributable to the Company) which is adjusted from results based on U.S. GAAP to exclude share-based compensation and amortization of acquired intangible assets. A limitation of using these non-GAAP financial measures is that share-based compensation charge and amortization of acquired intangible assets have been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures. Please see the reconciliation tables at the end of this earnings release.

The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

Combination with JMU

On June 5, 2015 the Company and its wholly owned subsidiary, New Admiral Limited (“New Admiral”), entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with shareholders of JMU pursuant to which the Company issued and sold to the shareholders of JMU a total of 741,422,780 ordinary shares of the Company and $30 million in cash on June 8, 2015 in exchange for which the shareholders of JMU transferred all issued and outstanding shares of JMU to the Company’s wholly owned subsidiary New Admiral (the “Wowo-JMU Combination”).

In connection with the Wowo-JMU Combination, the Company entered into a Subscription Agreement (the “Subscription Agreement”) with its then Chairman and Chief Executive Officer and the current Co-Chairperson, Mr. Xu on June 5, 2015 (which was amended on September 7, 2015, please refer to “Amendment to Terms of Mr. Xu’s Investment ” below), pursuant to which the Company agreed to sell 72,000,000 ordinary shares of the Company to Mr. Xu or his controlled affiliate for a total purchase price of US$40,000,000 (“Mr. Xu’s Investment”).

Upon the completion of the Wowo-JMU Combination, JMU would become a subsidiary of the Company. It was contemplated that, upon the completion of the Wowo-JMU Combination and Mr. Xu's Investment as contemplated under the Subscription Agreement (before its amendment on September 7, 2015), the previous shareholders of JMU would become holders of 50% of all issued and outstanding ordinary shares of the Company, and Mr. Xu would continue to be the largest shareholder of the Company, holding 25.26% of all issued and outstanding ordinary shares of the Company. The Wowo-JMU Combination closed on June 8, 2015, but Mr. Xu’s Investment was not completed.

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The terms of the Subscription Agreement and Mr. Xu’s Investment were subsequently amended. See “Amendment to Terms of Mr. Xu’s Investment” below.

Subsequent Events

Divestment of Group Buying Business

In September 2015, the Company made a strategic decision to divest its online group buying business in an effort to strengthen its competitive advantages, reduce large cash outflows and discontinue increased operating losses associated with the group buying business. On September 7, 2015, the Company agreed to sell all of the equity interests in Wowo Group Limited, a subsidiary of the Company, together with all of its subsidiaries and consolidated variable interest entities and their respective subsidiaries (collectively, the “Group Buying Entities”), which collectively were engaged in the Company’s group buying business and other non-foodservice-related businesses pursuant to a definitive agreement entered into between the Company and Century Winning Limited, an exempted company with limited liability incorporated under the laws of the British Virgin Islands (the “Buyer”), in exchange for the Buyer’s payment of a nominal value and assumption of net liabilities of the Group Buying Entities.

Amendment to Terms of Mr. Xu’s Investment

The Company entered into an Amendment to the Subscription Agreement with Mr. Xu on September 7, 2015 (the “Amendment to the Subscription Agreement”). Pursuant to the Amendment to the Subscription Agreement, among others, (i) Estate Spring Limited (“Estate Spring”), a company incorporated and existing under the laws of Cayman Islands and a company indirectly controlled by Mr. Xu and his family member, will purchase the ordinary shares of the Company to be issued under the Subscription Agreement, and (ii) the number of ordinary shares of the Company to be subscribed by Mr. Xu under the Subscription Agreement was reduced from 72,000,000 ordinary shares to 27,000,000 ordinary shares, while the purchase price per share remained the same. Pursuant to the Amendment to the Subscription Agreement, Estate Spring purchased 27,000,000 ordinary shares for a total purchase price of US$15,000,000 on September 11, 2015.

In connection with the Amendment to the Subscription Agreement, the parties to the Share Purchase Agreement entered into an Amendment to Share Purchase Agreement (the “Amendment to Share Purchase Agreement”) on September 7, 2015. Pursuant to the Amendment to Share Purchase Agreement, among others, the Sellers (as defined under the Share Purchase Agreement) agreed to extend the due date under the Share Purchase Agreement for the payment by New Admiral to the Sellers of $15,000,000, representing the remaining fifty percent (50%) of the Cash Consideration (as defined under the Share Purchase Agreement), to September 18, 2015. New Admiral paid such $15,000,000 to the Sellers on September 18, 2015.

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Mr. Xu entered into a voting agreement and the grant of proxy (the “Proxy”) with Ms. Huimin Wang (“Ms. Wang”), a director on the board of directors of the Company, and one of the Company’s shareholders, Extensive Power Limited (“Extensive”), a company incorporated under the laws of Hong Kong whose sole shareholder is Ms. Wang. Pursuant to the Proxy, (i) Extensive shall vote all the 149,100,132 ordinary shares of the Company owned by it (the “Extensive Shares”) and otherwise consent in a manner as may be directed by Mr. Xu in Mr. Xu’s sole and absolute discretion and (ii) Extensive appointed Mr. Xu as its proxy and attorney-in-effect to vote all the Extensive Shares at any meeting of the shareholders of the Company. The Proxy will continue until September 7, 2016.

Future Impairment of Goodwill

We will test the goodwill annually for impairment, and any such impairment may materially and adversely affect our financial condition and results of operations. Our goodwill impairment analysis is sensitive to changes in key assumptions used in our analysis, such as general market conditions, expected future cash flows, expected business operations, revenue growth rate and profit margins. We cannot accurately predict the amount and timing of any impairment of goodwill or other intangible assets. Any additional impairment charges that we may take in the future could be material to our results of operations and financial condition.

The business of JMU started in late 2014 and it is still in a stage of development. JMU’s financial performance may not be as good as what the management of the Company expected at the time of the acquisition of JMU. Based on the current assessment, the management of the Company believes that an impairment charge of goodwill may need to be recognized as of December 31, 2015, but the amount of the impairment charge has not been determined yet as the Company is still in the process of conducting impairment assessment based on its more up-to-date financial performance and market information.

2011 Share Incentive Plan

Pursuant to the 2011 Share Incentive Plan, 29,000,000 restricted share units were awarded to employees on July 27, 2015. The restricted shares granted to those employees will be vested over two years from the date of grant, with 50% to be vested at the first anniversary and 50% to be vested at the second anniversary.

In September 2015, the 2011 Share Incentive Plan was amended and restated for accelerated vesting of all 3,312,618 unvested options and 28,639,900 restricted share units.

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Investment in Shanghai Cold Chain Link Global International Logistic Co., Ltd.

On December 28, 2015, JMU entered into an investment agreement with Shanghai Cold Chain Link Global International Logistic Co., Ltd. According to this agreement, JMU will invest approximately $3.1 million for a 10% equity interest in Shanghai Cold Chain Link Global International Logistic Co., Ltd. over the next two years. By the end of January of 2016, Company has invested approximately $388,000 in Shanghai Cold Chain Link Global International Logistic Co., Ltd.

Receipt of Delinquency Notice from NASDAQ

On January 6, 2016, the Company received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating the Company’s non-compliance with Nasdaq’s Listing Rules (“Listing Rules”) for continued listing due to the Company’s failure to file with the Securities and Exchange Commission (the “SEC”) under Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) an interim balance sheet and income statement as of the end of its most recently completed second quarter (June 30, 2015). Nasdaq directed the Company to submit a plan to regain compliance within 60 days from the notification letter. However, as the Company is filing such Form 6-K with the SEC before that date, the Company is not required to submit such plan to Nasdaq.

About JM WOWO

JM WOWO currently operates China’s leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JM WOWO has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. JM WOWO is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JM WOWO has formed a leading industrial alliance and has great resource leverage in China’s catering industry. JM WOWO works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JM WOWO’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JM WOWO’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JM WOWO’s plan to enhance subscriber experience, upgrade infrastructure and increase service offerings might not be well received. JM WOWO might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JM WOWO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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    WoWo Limited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except per share data)

	Three months ended June 30,
	2014	2015
Net revenues	6,698	6,015
Cost of revenues	1,734	1,286
Gross profit	4,964	4,729
Operating expenses:
Marketing	3,092	918
Selling, general and administrative (SG&A)	16,817	18,843
Total operating expenses	19,909	19,761
Loss from operations	(14,945)	(15,032)
Interest income	3	3
Interest expense	-	-
Other income/(expense), net	69	(38)
Loss before provision for income taxes	(15,011)	(14,991)
Income tax benefits	-	125
Net loss attributable to WoWo Limited	(15,011)	(14,886)

Accretion for Series A-1, A-2 and B convertible redeemable preferred shares	(13,054)	(97)
Net loss attributable to holders of ordinary shares of WoWo Limited	(28,065)	(14,963)

Net loss per ordinary shares
Basic	(0.09)	(0.02)
Diluted	(0.09)	(0.02)
Weighted average shares used in calculating net loss per ordinary shares
Basic	303,886,640	815,705,987
Diluted	303,886,640	815,705,987

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WoWo Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	December 31,	June 30,
	2014	2015
Assets
Current assets:
Cash and cash equivalents	1,646	29,679
Accounts receivable, net	1,226	3,249

Inventories, net	-	56
Prepaid expenses and other current assets	7,434	9,169
Amounts due from related parties	-	3,367

Total current assets	10,306	45,520

Property and equipment, net	2,574	2,329
Acquired and other intangible assets, net-JMU	-	54,902
Goodwill	7,464	344,054
Deferred tax assets - non-current	-	241
Total assets	20,343	447,046
Current liabilities:
Accounts payable	22,680	17,081
Accrued expenses and other current liabilities	21,669	26,777
Advance from customers	22,704	21,953
Amounts due to related parties	404	17,062
Income tax payable	44	44

Total current liabilities	67,501	82,917
Non-current liabilities:
Amounts due to related parties	61,965	-
Deferred tax liabilities-non-current	-	13,724
Total liabilities	129,466	96,641
Mezzanine equity	124,653	-
Total WoWo Limited shareholders' (deficit)/equity	(233,819)	350,405
Noncontrolling interest	43	-
Total (deficit)/equity	(233,776)	350,405
Total liabilities, mezzanine equity and equity	20,343	447,046

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WoWo Limited

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands)

1. Reconciliation of Non-GAAP operating expenses, loss from operations, and net loss to comparable GAAP measures.

2015Q2	GAAP	Share Based Compensation	Amortization of acquired intangible assets	Non GAAP

Marketing expenses	918	(26)	-	944
SG&A	18,843	(343)	550	18,636
Total operating expense	19,761	(369)	550	19,580
Loss from operations	15,032	(370)	550	14,852
Income tax (benefits)/expense	(125)	-	(137)	12
Net loss attributable to WoWo Limited	14,866	(370)	413	14,823

2014Q2	GAAP	Share Based Compensation	Amortization of acquired intangible assets	Non GAAP

Marketing expense	3,092	21	-	3,071
SG&A	16,817	4,566	-	12,251
Total operating expense	19,909	4,587	-	15,322
Loss from operations	14,945	4,591	-	10,354
Income tax (benefits)/expense	-	-	-	-
Net loss attributable to WoWo Limited	15,011	4,591	-	10,420

Adjustments in the second quarter of 2015 to exclude share-based compensation of -$26, -$343, -$369, -$370 and -$370, in marketing expense, selling, general and administrative expense, total operating expenses, loss from operations and net loss attributable to WoWo Limited, respectively, and to exclude amortization of acquired intangible assets of $550, $550, $550, -$137 and $413, in selling, general and administrative expense, total operating expenses, loss from operations, income tax (benefits)/expenses and net loss attributable to WoWo Limited, respectively, from the unaudited condensed consolidated financial statements.

Adjustments in the second quarter of 2014 to exclude share- based compensation of $21, $4,566, $4,587, $4,591 and $4,591, in marketing expense, selling, general and administrative expense, total operating expenses, loss from operations and net loss attributable to WoWo Limited, respectively, from the unaudited condensed consolidated financial statements.

Contact:

Weilei Sun, IR Director

Wowo Limited

sunweilei@ccjmu.com

Tel: 86-185 1627 8813

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: 203-682-8200

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